William P. O”Neill	555 Eleventh Street, N.W., Suite 1000
(202) 637-2275	Washington, D.C. 20004-1304
william.o’neill@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
March 28, 2014	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
VIA EDGAR AND HAND DELIVERY	Hamburg	San Francisco
	Hong Kong	Shanghai
Larry Spirgel	Houston	Silicon Valley
Assistant Director	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street, N. E.
Washington, D.C. 20549

Re:                             K12 Inc.

Form 10-K for the Year Ended June 30, 2013

Filed August 29, 2013

Form 10-Q for the Quarter Ended December 31, 2013

Filed February 4, 2014

File No. 001-33883

Dear Mr. Spirgel:

On behalf of our client, K12 Inc. (the “Company,” “we,” “us” or “our”), this letter sets forth the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 4, 2014, with respect to the above-referenced annual report on Form 10-K (the “Form 10-K”) and quarterly report on Form 10-Q (the “Form 10-Q”).  The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.  In connection with the Company’s response to each comment the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•                                          the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Form 10-K, Item 1. Business, page 5

Academic Performance, page 14

1.                                      We note your disclosure regarding students at virtual public schools having trouble with “grade-level, static proficiency tests” due to high enrollment growth rates, high student mobility, and a high percentage of students who enter behind grade level. Public reports indicate that virtual public schools, including some of your schools, experience significant student attrition throughout the school year and year over year. You state in your Risk Factors, and Mr. Packard noted in your first quarter 2014 earnings call, “on average, the longer students are with us, the better they perform.” Please expand your disclosure to discuss the percentage of your students who use your learning systems for multiple years. Additionally, please expand your disclosure in Management’s Discussion and Analysis to discuss how this impacts your financial statements in terms of increased cost of enrollment and on-boarding.

Response

Based upon a snapshot of current enrollment data as of March 5, 2014, the following table reflects the number (and percentages of the total number) of students enrolled in K12-managed public schools and the length of time those students have been enrolled.

Time Enrolled	Percentage of All Enrolled Students	Number of Students
Less than One Year	15.28%	18,828
One to Two Years	48.32%	59,521
Two to Three Years	19.57%	24,106
Three or More Years	16.83%	20,726

Totals	100.00%	123,181

In short, approximately 36.4% of the total enrolled student population at K12-managed schools are in the third or higher year of persistent enrollment under the K12-managed school program.  We will update this disclosure periodically in future filings.

Please note K12’s response to prior Comment No. 2 in our letter of March 20, 2013 to the Staff comment regarding “public reports” that virtual schools experience “significant student attrition throughout the school year” www.sec.gov/Archives/edgar/data/1157408110465913022603/filename1.htm.  As K12 responded last year, because student attrition (withdrawals) throughout the school year is not a significant risk and the Company reports student enrollment data quarterly, the Company respectfully submits that it is unnecessary to supplement or expand upon these matters in the Form 10-K.  K12 has not experienced a change in the attrition or mid-year new enrollment patterns at its managed schools since opening its first few schools over a decade ago, and the change in total average enrollment quarter to quarter generally varies between 1% - 4%.

Accordingly, the Company does not regard attrition throughout the school year as a significant risk to its business or results of operations.

With respect to attrition year over year, whether new to or returning to a K12-managed school, each student must enroll at the start of the year.  Please note that enrollment, record generation and record maintenance requirements vary significantly state to state due to differing jurisdictional requirements, and in some cases may vary between school districts in the same state.  While it is correct to assume that a returning student would enroll with a performance record from the prior year at a K12-managed school, there still may be deficiencies in the student records from earlier years that would need to be addressed again in the enrollment cycle, and jurisdictions may have changed or added to the record generation requirements, including requiring additional data on family or socio-economic status and other metrics.  Further, to the extent a new or returning student is commencing the year with an Individual Education Plan (IEP), preparation of the student’s IEP is required for each year.  In short, K12 does not believe the difference in enrollment and onboarding costs of new vs. returning students is significant, and the Company believes that the relative difference in such costs does not have a material impact on its business or results of operations year over year.

Comment
Form 10-K, Item 1. Business, page 5

Academic Performance, page 14

2.                                      We note that your strategy for growth includes expanding into additional states and cities, removing enrollment restrictions, and increasing enrollment. It would appear your potential and current customers would take into account academic performance in deciding whether to use your services and products, and that this would directly impact your operations, operating results and achievement of your strategic goals.  Therefore, please provide additional information about the academic performance of the schools you operate. For example, for each state in which K12 operates a school, please disclose a comparison of the K12 student scores in reading and math to the state averages.

Response

K12 held an Academic Day on March 20, 2014 at its corporate headquarters in Herndon, Virginia to which investors and the public were invited.  The Company will release its 2014 Academic Report within the next several days, and will post the report to its website as it did a year ago for its 2013 Academic Report.  We will notify and provide a copy of the 2014 Academic Report to the Staff when it is released.

K12 is expanding the amount and types of information available in its 2014 Academic Report this year.  The 2014 Academic Report will include the results of Scantron Performance Series® gains in Reading, Mathematics and English Language Arts (ELA) for each K12-managed school.  In addition, the 2014 Academic Report will include Reading and Mathematic proficiency based on state established scores using state-adopted tests for 23 of the K12-managed schools.  These 23 schools represent approximately 75% of the total enrolled students in K12-managed schools for the 2013-2014 year.  Further, the 2014 Academic Report will include an in-depth analysis of test results and student performance at K12’s two largest schools, the Agora Cyber Charter School in Pennsylvania, and the OHVA (Ohio Virtual Academy).

Comment
Form 10-K, Item 1. Business, page 5

Academic Performance, page 14

3.                                      Furthermore, with respect to the K12 schools operating in states that have not obtained a No Child Left Behind waiver, disclose the percentage that made Adequate Yearly Progress in the most recent school year and compare this information to the AYP achievement in prior years. With respect to those schools operating in states that have obtained NCLB waivers and are using alternative accountability measures, disclose the percentage of schools that had satisfactory performance/progress under the alternative state accountability standard.

Response

As noted in our prior correspondence with the Staff dated April 16, 2013, K12 shares the view of many states that static tests of proficiency, such as state proficiency exams that are factored in AYP, are not the most accurate measure of what a child knows or can achieve.  A more meaningful measure for assessing student performance is what is understood to be a “growth measure” which tracks the progress a student makes over the course of a school year that can best be captured by using adaptive testing that assesses students at two points in time during a single school year, typically in a Fall to Spring assessment cycle.  The Scantron testing results to be summarized in the 2014 Academic Report for each school provide K12’s teachers, families and curriculum developers with insights on how to improve a student’s academic growth across a school year.

In that respect, as of March 2014, forty-two states plus the District of Columbia have obtained NCLB waivers from the U.S. Department of Education and eight school districts in California have obtained waivers.  Only four states have not applied for waivers (Montana, Nebraska, North Dakota and Vermont), and waivers are pending for three states (Illinois, Iowa and Wyoming).  As a consequence, the meeting of AYP requirements are used by states today to assess school performance with even less frequency than a year ago.  As K12 noted in its April 16, 2013 letter to the Staff:

More fundamentally, in the current year and going forward, most states who have received waivers and have already moved beyond AYP as a measure of school performance will not be determining nor reporting AYP for the schools in their states. Under these circumstances, focusing investor attention on AYP results that are not available in some states and/or are no longer used in other states as critical measures of school performance would be confusing and potentially misleading. In short, disclosure of AYP results from schools in selected states that still have AYP would not alter the total mix of information already available to investors regarding K12, its product offerings and its business model. To the contrary, disclosure of AYP in states where still available, would place undue emphasis on a single set of statistical data of much less importance than such data appeared to have had just a few years ago.

www.sec.gov/Archives/edgar/data/1157408110465913022603

As the Staff is aware, AYP outcomes for each school are binary — either the school satisfies the AYP target for each sub-group , or it fails to meet AYP overall.  Because K12-managed schools tend to be larger than most public schools by virtue of enrolling students statewide from districts with significant variations in population demographics (as opposed to a local school with a more homogenous student body or economic level), the K12-managed schools tend to be assessed under more AYP targets / subgroups , such as special needs students, students for whom English is a second language, free/reduced lunch eligible students and other measures of ethnic status. The failure of one target/subgroup under AYP means the entire school fails to meet AYP.  During the 2011-2012 school year, there were seventeen K12-managed schools in three states, California, Illinois and Wyoming, that did not have a waiver under NCLB. The Company’s Wyoming school does not get a separate AYP designation from its partner district.  Of the remaining sixteen schools who do receive an AYP designation, 6% achieved a positive AYP outcome for that year. During the 2012-2013 school year, there were twenty-two K12-managed schools in four states, California, Illinois, Iowa and Wyoming, that did not have a waiver under NCLB, and 14% achieved a positive AYP outcome.  Eighteen of these K12-managed schools are in California, two are in Illinois, one is in Iowa and the other is in Wyoming.

It is important to note that K12-managed schools are not significantly different from traditional public schools with respect to AYP outcomes in many states.  For example, California reports that:  “the number of elementary schools making AYP dropped from 27% in 2012 to 10% in 2013; middle schools dropped from 18% making AYP in 2012 to 6% in 2013; and high schools making AYP decreased from 28% in 2012 to 27% in 2013.” www.ed-data.k12.ca.us/Pages/Understanding the AYP.aspx.  Although California did not apply for a waiver under NCLB, a substantial number of California school districts have requested waivers from static AYP testing requirements.  The Company believes that data on AYP outcomes has largely been discredited as a meaningful measure of a school’s efficacy in teaching.  The Staff may wish to read the statement of Secretary Arnie Duncan of the U.S. Department of Education when he announced the Obama administration would start granting waivers from strict AYP requirements, at www2.ed.gov/policy/gen/guid/secletter/110423.html.

With respect to assessments of satisfactory performance by K12-managed schools in states that do not test to AYP outcomes, each state varies in its assessment and performance metrics.  Based upon K12’s internal assessments the Company believes that 46% of the K12-managed schools in the states that have been granted NCLB waivers achieved satisfactory progress during the 2012-2013 school year.

Comment
Form 10-K, Item 1. Business, page 5

Academic Performance, page 14

4.                                      Please balance your discussion of the Scantron tests and the performance of K12 students in the last paragraph on page 14 by describing any weaknesses in these tests in accurately measuring student knowledge and achievement, such as the fact that they are apparently taken in an unsupervised setting on a voluntary basis.

Response

The Scantron assessments used by K12 are web-based, norm-referenced, adaptive tests that students can take at home. In part, because state tests vary widely, K12 adopted the Scantron Performance Series® in order to provide a common measure of academic achievement across all of our K12-managed public schools. While we recognize that students may be unsupervised while taking Scantron tests, the score trends from such tests relative to scores from state tests (which in most cases are closely proctored) are similar, suggesting that the un-proctored approach for the Scantron test does not affect the accuracy of the Scantron results.  Just as other public school students, the children enrolled in K12-managed schools in grades 3-8 and at various grade levels throughout 9-12, must also take state proctored exams at the end of each school year.

Please note that the Scantron tests results for an individual student are used to measure his or her performance over the school year, and thus are given twice each year in the early Fall and late Spring.  (State tests are typically administered once each year.)  Teachers and staff use the Scantron tests results to develop an education plan for each student, where appropriate, and to guide teachers to tailor their instruction to the student’s needs and relative strengths.  They are not used to grade or “place” students relative to their age group, and thus students and their parents have no incentive to cheat or seek outside help on an un-proctored test.  More fundamentally, the Scantron tests are adaptive and proactive — if the program senses that the student is answering questions too rapidly or is answering questions of increasing difficulty well beyond his or her grade level, the program will report the test results as “spoiled” to the teacher assigned to that student, and the test will be administered again with different questions.  For these reasons, K12 believes the Scantron test results are an accurate indicator of the student’s progress in proficiency in Reading, Mathematics and the English Language Arts.

To explain further, K12 maintains that the Scantron assessments provide a better indicator of student growth than static, fixed-form assessments that are being used in several states today, and many states are moving away from static proficiency accountablity measuresto growth-model tests as a result of the NCLB waivers .  Adaptive tests such as Scantron deliver content to each student in response to his or her ability to answer questions correctly.  If a student answers correctly medium-level questions on a scale of easy to difficult, that student begins to get more difficult questions.  Likewise, if a student answers medium-level questions incorrectly, that student begins to get easier questions.  This process continues until the adaptive engine is satisfied that the student has answered enough questions at about the same level of difficulty so as to be relatively certain of the final score assigned to each student.  This is contrary to a state-

sponsored, fixed-form accountability test in which all students experience the same kinds of questions.  For some students, all the questions will be easy.  For others, all the questions will be difficult.  For either of these groups, the precise outcome of their scores will be less useful in guiding the educational development for those groups than for students in the middle who found the total mix of questions to include both the easy and the difficult.

In addition, relative to broad participation rates, from Spring 2012 to Spring 2013, student participation at K12-managed public schools in the Scantron testing program increased from 74% to 88%.  Relative to total student enrollment in these schools, the percentage of the same students who took Scantron in both the fall and the spring is 86% for both Reading and for Mathematics.  This indicates that not only is the measure of growth primarily of the same student cohorts but is also over the course of the school year and is not biased by summer learning loss as compared to a static test taken only once at the beginning or end of a school year.

Most importantly, Scantron provides an additional independent measure of content valued in education — Reading and Mathematics achievement.  In 2012-2013, even with an increase in the number of both K12-managed public schools and students, the Scantron results showed improvement in growth overall for both Reading and Mathematics at K12-managed schools. This will be reflected in the upcoming 2014 Academic Report. And, the pattern of higher performance in Reading than in Mathematics is consistent with what K12’s managed schools experience from state-mandated test results, suggesting again that the fact the Scantron tests are administered on an un-proctored basis does not negate the reliability of the test results.

Comment
Form 10-K, Item 1A. Risk Factors, page 33

5.                                      We note in a number of your risk factor discussions you include information on how you address the risk.  For example, on page 35 when discussing ambiguous enabling legislation and interpretation by regulatory bodies, you state that “[w]e normally work through these issues and come to an agreement with the regulatory authorities on these details.”  Please revise your risk factor discussions to remove language that mitigates the risk being discussed.

Response

K12 will revise its risk factors in future filings to remove language that unduly mitigates the risk being discussed.

Comment
Form 10-K, Item 7. Critical Accounting Policies and Estimates, page 63

Revenue Recognition, page 64

6.                                      Please expand your disclosed revenue recognition policy to address the following:

•                  For revenues derived from management, technical and educational services which are generally contracted as a percentage of yearly school funding,

disclose how you estimate the pro rata amount of revenue to recognize in a fiscal quarter and how you adjust it for a pro-rata amount of a school’s projected operating loss.  Refer to your statements in the fourth paragraph of page 43.

•                  Describe your rights and obligations under turnkey management contracts and why you amortize the estimated school operating loss over the course of a given school year instead of recognizing it immediately.  Refer to your basis in the accounting literature.

•                  Disclose if and how you recognize revenues from “Unfunded Enrollments” and your basis for estimation.

Response

To determine the pro rata amount of revenues to recognize in a fiscal quarter, the Company estimates the total funds each school will receive in a particular school year.  Total funds for a school are primarily a function of the number of students enrolled in the school and established per enrollment funding levels which are generally published on an annual basis by the state or school district.

Additionally, under the turnkey management agreements with Managed Public Schools, which K12 does not consolidate, we have agreed to absorb any operating losses of the schools in a given school year.  As further described in Note 3 to the K12 annual consolidated financial statements, if schools are projected to operate at a deficit, then an adjustment is made and recorded as an offset to our management service fees, proportionate to services being performed based upon the percentage of actual revenues in the period to total estimated revenues for the fiscal year.  An annual projected operating deficit for a given school results in a reduction of revenue, and does not mean we anticipate losing money on the entire contract with the school.  The basis for the reduction of our revenues is that collectability cannot be reasonably assured for that portion in accordance with ASC 605-10-25-1.  The Managed Public Schools’ projected annual results are updated on a quarterly basis, based on the most current school forecast with consideration to actual enrollments and expected funding and management service fees from each school is adjusted as necessary.

The services provided under the K12 turnkey management contracts are described in Note 3 to the K12 annual consolidated financial statements on page 85 of the K12 2013 Form 10-K, under the section describing Revenue Recognition and Concentration of Revenues.  The disclosure reads in part that “… [we] provide online curriculum, books, materials, computers and management services to virtual and blended public schools, traditional schools, school districts, public charter schools, and private schools.  In addition to providing the curriculum, books and materials, under most contracts, the Company manages virtual and blended public schools, including monitoring academic achievement, teacher hiring and training, compensation of school personnel, financial management, enrollment processing and procurement of curriculum, equipment and required services.”

Unfunded enrollments relate to an estimate of students that the Company serves during any given period.  For example, in some states the managed schools are legally required to accept students after an enrollment count date, which is used to determine state per pupil funding for the entire school year even though a school may have accepted new students after the enrollment count date set by the state.  In determining the projected annual results of each school, the Company considers unfunded enrollments in estimating total enrollments and forecasting school expenses, while they are excluded from school district funding estimates.  While services are billed on actual student enrollments, the Company reduces its revenue by the projected deficit, which incorporates additional expenses incurred in providing services on behalf of unfunded enrollments.

Fundamentally, K12’s managed public school business is unchanged and operates consistent with historic practice since its initial Form S-1 filing in 2007.  In future filings, K12 will include the following disclosure in the discussion on Critical Accounting Policies and Estimates in conformity in Note 3:

To determine the pro rata amount of revenues to recognize in a fiscal quarter, we estimate the total funds each school will receive in a particular school year.  Total funds for a school are primarily a function of the number of students enrolled in the school and established per enrollment funding levels which are generally published on an annual basis by the state or school district.

Under the contracts where the Company provides turnkey management services to schools, the Company has generally agreed to absorb any operating losses of the schools in a given school year.  These school operating losses represent the excess of costs incurred over revenues earned by the virtual or blended public school as reflected on its respective financial statements, including Company charges to the schools.  To the extent a school does not receive funding for each student enrolled in the school, the school would incur an operating loss for the unfunded enrollment.  If losses due to unfunded enrollments result in a net operating loss for the year that loss is reflected as reduction in the revenue and net receivables that we collect from the school.  A school net operating loss in one year does not necessarily mean the Company anticipates losing money on the entire contract with the school.  However, a school operating loss may reduce the Company’s ability to collect its management fees in full and recognized revenues are reduced accordingly to reflect the expected cash collections from such schools.  The Company amortizes the estimated school operating loss against revenues based upon the percentage of actual revenues in the period to total estimated revenues for the fiscal year.

Management periodically reviews its estimates of full year school revenues and operating expenses and amortizes the net impact of any changes to these estimates over the remainder of the fiscal year.  Actual school operating losses may vary from these estimates or revisions, and the impact of these differences could have a material impact on results of operations.  Since the end of the school year coincides with the end of the Company’s fiscal year, annual revenues are generally based on actual school revenues and actual costs incurred in the calculation of school operating losses.  As reflected in our Note 3 to our annual consolidated financial statements for the years ended June 30, 2013,

2012 and 2011, the Company’s revenues included a reduction for these school operating losses of $64.5 million, $54.8 million, and $39.2 million, respectively.

Comment
Form 10-K, Item 7. Critical Accounting Policies and Estimates, page 63

Revenue Recognition, page 64

7.                                      For each period presented, please disclose and tell us how your funding estimates compare with actual reimbursement rates.  Additionally, tell us your experience in returning any contested funds on behalf of the schools pursuant to certain contract indemnification provisions which you cited in the third paragraph of page 35.

Response

For the fiscal years ended June 30, 2013, 2012 and 2011, K12’s aggregate funding estimates differed from actual reimbursements by approximately 0.2%, (0.1%) and 0.7% of total reported revenue, respectively.

The process that the Company undertakes to estimate total revenues for a virtual public school is primarily: (i) a function of the number of students enrolled in the school and (ii) established per enrollment funding levels, which are generally published on an annual basis by the state or school district.  Based upon opening enrollment levels and historical data supporting in-year withdrawal and enrollment trends, K12 believes it has been able to forecast accurately average funding levels on a monthly basis.  Further, the reported results for each K12-managed school are subject to an annual school district financial audit, which incorporate enrollment counts, funding and other routine financial audit considerations.  The results of these audits are incorporated into the Company’s monthly funding estimates.

Additionally, the indemnity provisions in K12 standard service agreements with virtual and blended public schools and school districts may require the Company to return any contested funds on behalf of our schools.  This is an infrequent occurrence and did not result in any indemnification adjustments during the 2011, 2012 and 2013 fiscal years covered by the Company’s 2013 Form 10-K.

As the Staff is aware, in 2012 allegations were made that K12 failed to comply with Florida’s teacher certification requirements in Seminole County.  After an investigation, the Florida Department of Education determined that those allegations were not substantiated although certain certification reporting matters were identified.  During fiscal year 2014, the Company was notified by the relevant authorities that investigation was resolved, which resulted in no returned or contested funds for the respective schools.

The Company is supplementally providing the following discussion of its funding estimates as compared actual reimbursement rates on page 63 in Critical Accounting Policies and Estimates 10-K for the Year Ended June 30, 2013.  The Company will include similar disclosures in future filings with the Commission:

Our schools reported results are subject to annual school district financial audits, which incorporate enrollment counts, funding and other routine financial audit considerations.  The results of these audits are incorporated into our monthly funding estimates and for the reported fiscal years ended June 30, 2013, 2012 and 2011, our aggregate funding estimates differed from actual reimbursements impacting total reported revenue by approximately 0.2%, (0.1%) and 0.7%, respectively.

Comment
Form 10-K, Item 7. Operating Activities, page 73

8.                                      Provide a comparative analysis of the changes in per pupil funding rates for the periods presented and the reasons for funding increase/decrease, including any changes in trends of Unfunded Enrollments.  In this regard, we note from your fourth quarter 2013 earnings call that reimbursement rates during fiscal year 2013 were up 8% (most of it attributable to unfunded students), an improvement compared to fiscal year 2012 over 2011 when reimbursement rates “were down in the neighborhood of 6%.”

Response

The following table provides a comparative analysis of average enrollments, unfunded enrollments, and average revenue per enrollment for the applicable periods. Enrollment figures presented are consistent with the Company’s most recent Form 10-K.

	For the Year Ended June 30,			% Change
	2011	2012	2013	2012/2011	2013/2012

Average Enrollments	74,755	104,289	117,563	39.5%	12.7%

Unfunded Enrollments	3,500	7,000	2,600	100%	-63%

Total Managed Public School Revenue (‘000’s)	$454,001	$596,142	$730,800	31.3%	22.6%

Average Revenue Per Enrollment	$6,073	$5,716	$6,216	-5.9%	8.7%

K12 determines reimbursement rates, or “average revenue per enrollment” by dividing total revenue for our managed public schools by average student enrollments for the fiscal year.  There are many variables that impact this average computation including changes in funding rates, unfunded enrollments and mix of enrollments by state.

The number of unfunded enrollments varies based on state funding methodologies.  In fiscal year 2012, the Company experienced an increase in unfunded enrollments as certain of its managed schools had significant mid-year enrollments after funding count dates.  With the exception of fiscal year 2012, unfunded enrollments as percentage of average student enrollments have been less than 5% annually.  Per the table above, unfunded enrollments decreased 4,400, or 63%, from 7,000 for the year ended June 30, 2012 to 2,600 for the year ended June 30, 2013, whereas the unfunded enrollments increased 3,500 or 100% from 3,500 for the year ended June 30, 2011 vs. 7,000 for the year ended June 30, 2012.

Please note that each state may use a different date during the school year when counting enrollment at public schools, including K12-managed schools, and may change its count date from year to year or allow a school to add to its enrollment total students that entered after a count date.  In addition, per pupil funding of public schools may change during any given school year depending upon the legislative budget process in a given state.  Accordingly, while K12-managed schools seek funding consistent with state law and regulation for all students they serve during a school year, as do all public school districts, there will be unfunded enrollments at all schools of varying amounts depending upon variations and changes in state funding policies.

Comment
Form 10-Q, Item 2. Management Discussion and Analysis of Financial Condition and Financial Results, Executive Summary, page 21

9.                                      We note your disclosure which mentions your “recently launched United Kingdom businesses.”  Please revise your disclosure to discuss the nature of these operations and when these operations were initiated.  Additionally, please file any material agreements that may relate to these operations.

Response

The Company is supplementally providing the following discussion of its United Kingdom business on page 21 in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the Quarterly Period Ended December 31, 2013.  The Company will include similar disclosures in future filings with the Commission.

Our United Kingdom business includes a single school in the United Kingdom for pre-kindergarten to elementary students that became a K12-managed school on January 1, 2013.  We believe this school presents business development opportunities for additional schools in the United Kingdom for pre-kindergarten to high school students.

The Company has concluded that its contract to manage the school in the United Kingdom is not material since it contributed approximately $1.0 million in revenue (0.1% of total revenue of $848 million) for the fiscal year ended June 30, 2013 and $0.6 million in revenue (0.1% of total revenue of $452 million), for the six months ended December 31, 2013.  Because the contract is not considered material, K12 has not filed any agreements that relate to these operations.

Comment
Form 10-Q, Item 2. Comparison of the Three Months Ended December 31, 2013 and Three Months Ended December 31, 2012, page 24

Comparison of the Six Months Ended December 31, 2013 and Six Months Ended December 31, 2012, page 24

10.                               Please tell us the nature of “school contracts that shifted the revenue from the first quarter into future periods” and the reasons why.  In this regard, we further note your statements in your second quarter 2014 earnings call that “some revenues that in prior years would’ve been reflected in Q1 are now being more evenly spread through the year. Q2 was a beneficiary of some of that trend.”

Response

The items referenced in the quarterly earnings call were related primarily to changes in K12’s contractual relationships with two schools when renewing our agreements compared to the prior year.  The Company evaluates each school contract to determine the appropriate pattern of revenue recognition.  In cases where K12 assumes full economic, funding and operational risk, and the Company performs services that require us to stand ready to deliver such services to enrolled students, the Company believes that a ratable recognition pattern is reflective of its performance under the contract.  In cases where K12 receives a management service fee, net of absorbing any school operating losses, the Company recognized revenue at a rate that is reflective of its performance under the contract.  K12 believes that an appropriate rate is the approximate rate at which the Company incurs costs to deliver its services.  For these types of contracts our expenses are weighted more heavily to the beginning of the year, and as a result more revenue is also recognized earlier in the fiscal year.  Refer to note 3 of K12’s annual financial statements for a detailed analysis of the contractual requirements and the Company’s analysis of the performance under the contract.

During the renewal period for the most recent school year, certain contracts changed from management type contracts to those where we reflect revenue ratably, resulting in more school revenue being recognized earlier in the fiscal year.  The changes in each of these contracts do not impact the full year revenue recognized; however, the timing of associated revenue may shift throughout the year.  In addition, there are other immaterial contract revisions that impact the timing of revenue recognition in a similar manner.

*                                         *                                         *                                         *                                         *

Please feel free to contact me at (202) 637-2275 or Howard D. Polsky, General Counsel and Secretary of K12 Inc., at (703) 483-7158 if you have any questions regarding our responses above.

Very truly yours,

/s/ William P. O’Neill

William P. O’Neill
of Latham & Watkins LLP

cc:                                Kathleen Krebs, Special Counsel

Emily Drazan, Staff Attorney

Howard D. Polsky